UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Transaction in Own Shares

01 May 2026

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 01 May 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
01/05/2026	457,396	33.4100	32.6200	33.1349	LSE	GBP
01/05/2026	160,854	33.4100	32.5950	33.0912	Chi-X (CXE)	GBP
01/05/2026	75,479	33.4050	32.6200	33.0843	BATS (BXE)	GBP

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 05 February 2026.

In respect of this programme, Morgan Stanley & Co. International Plc will make trading decisions in relation to the securities independently of the Company for a period from 05 February 2026 up to and including 01 May 2026.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Morgan Stanley & Co. International Plc on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  Shell_PDF_2026-05-01 (https://ml-eu.globenewswire.com/Resource/Download/7bd44957-68b4-48d2-a42f-359229e149a5)

Transaction in Own Shares

07 May, 2026

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 07 May, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
07/05/2026	1,000,000	£ 31.6200	£ 30.9450	£ 31.2733	LSE	GBP
07/05/2026	230,000	£ 31.6200	£ 30.9500	£ 31.2774	Chi-X (CXE)	GBP
07/05/2026	-	-	-	-	BATS (BXE)	GBP

These share purchases form part of the Company's share buy-back programme previously announced on 07 May 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 07 May 2026 up to and including 24 July 2026.

Any such share purchases will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260507_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/92976e38-2e9e-4265-b3d7-81d0717b91ac)

Transaction in Own Shares

08 May, 2026

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 08 May, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
08/05/2026	900,000	£ 31.1500	£ 30.7850	£ 30.9945	LSE	GBP
08/05/2026	200,000	£ 31.1450	£ 30.7950	£ 30.9899	Chi-X (CXE)	GBP
08/05/2026	96,870	£ 31.1400	£ 30.8050	£ 31.0050	BATS (BXE)	GBP

These share purchases form part of the Company's share buy-back programme previously announced on 07 May 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 07 May 2026 up to and including 24 July 2026.

Any such share purchases will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260508_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/e986182e-1796-4194-837c-cc234c5a2915)

Transaction in Own Shares

11 May, 2026

• • • • • • • • • • • • • • • •

Shell plc (the ‘Company’) announces that on 11 May, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
11/05/2026	1,000,000	£ 31.3850	£ 31.1100	£ 31.2742	LSE	GBP
11/05/2026	250,000	£ 31.3800	£ 31.1100	£ 31.2650	Chi-X (CXE)	GBP
11/05/2026	110,000	£ 31.3750	£ 31.1150	£ 31.2587	BATS (BXE)	GBP

These share purchases form part of the Company's share buy-back programme previously announced on 07 May 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 07 May 2026 up to and including 24 July 2026.

Any such share purchases will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260511_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/c3fd7581-2e0a-429c-88bb-4bace6b1a3ff)

Transaction in Own Shares

12 May, 2026

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 12 May, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
12/05/2026	884,427	£ 31.8400	£ 31.4700	£ 31.6056	LSE	GBP
12/05/2026	250,000	£ 31.8400	£ 31.4700	£ 31.6193	Chi-X (CXE)	GBP
12/05/2026	100,000	£ 31.8300	£ 31.4700	£ 31.6265	BATS (BXE)	GBP

These share purchases form part of the Company's share buy-back programme previously announced on 07 May 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 07 May 2026 up to and including 24 July 2026.

Any such share purchases will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260512_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/6e8252aa-7571-4fe6-8a47-065b9d5e3850)

Transaction in Own Shares

13 May, 2026

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 13 May, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
13/05/2026	695,984	£ 31.7000	£ 31.4000	£ 31.5272	LSE	GBP
13/05/2026	300,000	£ 31.6950	£ 31.4000	£ 31.5164	Chi-X (CXE)	GBP
13/05/2026	64,564	£ 31.6900	£ 31.4150	£ 31.5172	BATS (BXE)	GBP

These share purchases form part of the Company's share buy-back programme previously announced on 7 May 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 7 May 2026 up to and including 24 July 2026.

Any such share purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260513_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/5eea11a5-32c1-4e8e-8cae-a3603b4d1cf6)

Transaction in Own Shares

14 May, 2026

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 14 May, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
14/05/2026	864,663	£ 31.5600	£ 31.3100	£ 31.4400	LSE	GBP
14/05/2026	300,000	£ 31.5550	£ 31.3100	£ 31.4395	Chi-X (CXE)	GBP
14/05/2026	132,633	£ 31.5450	£ 31.3150	£ 31.4391	BATS (BXE)	GBP

These share purchases form part of the Company's share buy-back programme previously announced on 7 May 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 7 May 2026 up to and including 24 July 2026.

Any such share purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260514_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/5270e55d-8f3a-40b4-a9f8-4a571269ae1f)

Transaction in Own Shares

15 May, 2026

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 15 May, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
15/05/2026	1,000,000	£ 31.9350	£ 31.4900	£ 31.7236	LSE	GBP
15/05/2026	300,000	£ 31.9300	£ 31.5000	£ 31.7259	Chi-X (CXE)	GBP
15/05/2026	150,000	£ 31.9300	£ 31.4900	£ 31.7243	BATS (BXE)	GBP

These share purchases form part of the Company's share buy-back programme previously announced on 7 May 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 7 May 2026 up to and including 24 July 2026.

Any such share purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260515_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/3e141888-3bcc-43d9-8ab5-c001e96a840b)

Transaction in Own Shares

18 May, 2026

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 18 May, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
18/05/2026	231,000	£ 32.8000	£ 32.1300	£ 32.4578	LSE	GBP
18/05/2026	-	-	-	-	Chi-X (CXE)	GBP
18/05/2026	-	-	-	-	BATS (BXE)	GBP

These share purchases form part of the Company's share buy-back programme previously announced on 7 May 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 7 May 2026 up to and including 24 July 2026.

Any such share purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260518_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/bc04a68b-b4d5-456a-bf07-b8d513983b6a)

Transaction in Own Shares

19 May, 2026

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 19 May, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
19/05/2026	225,000	£ 33.0900	£ 32.7350	£ 32.8939	LSE	GBP
19/05/2026	-	-	-	-	Chi-X (CXE)	GBP
19/05/2026	-	-	-	-	BATS (BXE)	GBP

These share purchases form part of the Company's share buy-back programme previously announced on 7 May 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 7 May 2026 up to and including 24 July 2026.

Any such share purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260519_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/6e05bc89-f169-4a0e-a9ab-7fa6e9d30cb8)

Transaction in Own Shares

20 May, 2026

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 20 May, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
20/05/2026	230,000	£ 33.1000	£ 32.4250	£ 32.7997	LSE	GBP
20/05/2026	-	-	-	-	Chi-X (CXE)	GBP
20/05/2026	-	-	-	-	BATS (BXE)	GBP

These share purchases form part of the Company's share buy-back programme previously announced on 7 May 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 7 May 2026 up to and including 24 July 2026.

Any such share purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260520_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/62ffb260-4b1d-4583-8f13-f3dc4b7b0bfc)

Transaction in Own Shares

21 May, 2026

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 21 May, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
21/05/2026	1,355,000	£ 32.6900	£ 32.0800	£ 32.4373	LSE	GBP
21/05/2026	341,000	£ 32.6850	£ 32.0700	£ 32.4415	Chi-X (CXE)	GBP
21/05/2026	238,659	£ 32.6800	£ 32.1450	£ 32.4585	BATS (BXE)	GBP

These share purchases form part of the Company's share buy-back programme previously announced on 7 May 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 7 May 2026 up to and including 24 July 2026.

Any such share purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260521_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/ae2ca67b-7ed8-436c-a41a-8e0b0fa7d74b)

Transaction in Own Shares

22 May, 2026

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 22 May, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
22/05/2026	1,360,000	£ 32.3950	£ 31.9250	£ 32.1707	LSE	GBP
22/05/2026	340,000	£ 32.3950	£ 31.9250	£ 32.1690	Chi-X (CXE)	GBP
22/05/2026	278,677	£ 32.3900	£ 31.9300	£ 32.1431	BATS (BXE)	GBP

These share purchases form part of the Company's share buy-back programme previously announced on 7 May 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 7 May 2026 up to and including 24 July 2026.

Any such share purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260522_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/da861bcf-c82d-40ef-8a7b-3d718e6d72e2)

Transaction in Own Shares

26 May, 2026

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 26 May, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
26/05/2026	1,372,000	£ 32.2100	£ 31.6500	£ 31.9667	LSE	GBP
26/05/2026	343,000	£ 32.2150	£ 31.6600	£ 31.9633	Chi-X (CXE)	GBP
26/05/2026	281,453	£ 32.2050	£ 31.6550	£ 31.9453	BATS (BXE)	GBP

These share purchases form part of the Company's share buy-back programme previously announced on 7 May 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 7 May 2026 up to and including 24 July 2026.

Any such share purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260526_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/c534bf09-1db5-4c9c-87b5-621a094c590e)

Transaction in Own Shares

27 May, 2026

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 27 May, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
27/05/2026	1,412,896	£ 31.3750	£ 30.9050	£ 31.1254	LSE	GBP
27/05/2026	351,000	£ 31.3700	£ 30.9200	£ 31.1252	Chi-X (CXE)	GBP
27/05/2026	215,349	£ 31.3650	£ 30.9100	£ 31.1233	BATS (BXE)	GBP

These share purchases form part of the Company's share buy-back programme previously announced on 7 May 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 7 May 2026 up to and including 24 July 2026.

Any such share purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260527_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/32808735-f9ac-4dd1-ac96-02794bd9cde1)

Transaction in Own Shares

28 May, 2026

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 28 May, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
28/05/2026	1,300,000	£ 31.5800	£ 31.1450	£ 31.3891	LSE	GBP
28/05/2026	300,000	£ 31.5800	£ 31.1500	£ 31.3878	Chi-X (CXE)	GBP
28/05/2026	229,384	£ 31.5800	£ 31.1500	£ 31.3817	BATS (BXE)	GBP

These share purchases form part of the Company's share buy-back programme previously announced on 7 May 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 7 May 2026 up to and including 24 July 2026.

Any such share purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260528_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/e0fa6047-10e7-4fc3-ba2c-82b1626a9474)

Transaction in Own Shares

29 May, 2026

• • • • • • • • • • • • • • • •

Shell plc (the 'Company') announces that on 29 May, 2026 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of Purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
29/05/2026	1,000,000	£ 31.4700	£ 31.0800	£ 31.2809	LSE	GBP
29/05/2026	140,000	£ 31.4600	£ 31.0850	£ 31.2904	Chi-X (CXE)	GBP
29/05/2026	-	-	-	-	BATS (BXE)	GBP

These share purchases form part of the Company's share buy-back programme previously announced on 7 May 2026.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 7 May 2026 up to and including 24 July 2026.

Any such share purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares. The programme will be conducted in accordance with Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes ("EU MAR") and EU MAR as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time ("UK MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "EU MAR Delegated Regulation") and the EU MAR Delegated Regulation as "onshored" into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries:

Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Attachment

  20260529_Shell RNS - full version (https://ml-eu.globenewswire.com/Resource/Download/7eda8a30-1d87-4853-b253-01540486b818)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02);

(b)	the Registration Statement on Form F-4 of Shell Finance US Inc. and Shell plc (Registration Numbers 333-296155 and 333-296155-01); and

(c)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396, 333-272192 and 333-292109).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: June 1, 2026	/s/ Karen Heslop
Karen Heslop
Deputy Company Secretary